FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2010

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated August 10, 2010 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/S/ HOSHANG K SETHNA
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: August 10, 2010

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release – 1	August 10, 2010

Consolidated Net Revenue grows by 64.2% in Q1 FY 2010-11

Consolidated PAT 1,988.73 crores (Loss of 328.78 crores in Q1 FY 2009-10)

Mumbai, August 10, 2010:

Consolidated Financial Results for the Quarter ended June 30, 2010

The Tata Motors Group today reported consolidated revenues (net of excise) of 27,055.57 crores, posting a growth of 64.2% over 16,472.97 crores in the corresponding quarter of the previous year, with strong volume growth globally in all major markets. The Consolidated Profit before Tax (PBT) (post minority interest and profit in respect of Associate companies) for the quarter was 2,275.44 crores, compared to a Loss before Tax of 269.86 crores for the corresponding quarter last year. The Consolidated Profit after Tax (PAT) for the quarter was 1,988.73 crores, a significant turnaround from a loss of 328.78 crores in the corresponding quarter last year.

Tata Motors has reported a Basic Earnings Per Share (EPS) of 34.80 in Q1 FY2010-11 for its consolidated operations as against a Loss Per Share of 6.40 in Q1 FY2009-10.

Tata Motors Stand-Alone Financial Results for the Quarter ended June 30, 2010

Tata Motors gross revenue for the quarter ended June 30, 2010, was 11,296.80 crores (quarter ended June 30, 2009: 6,930.43).

Revenues (net of excise) of 10,416.26 crores, represented a growth of 62.7% over 6,404.02 crores in the corresponding quarter last year. Volume growth, cost efficiencies and better realisations have led to a double digit operating margin of 11.28%, resulting in an Operating Profit (EBITDA) of 1,174.67 crores in the quarter (quarter ended June 30, 2009: 728.00 crores). The PBT for the quarter is 537.65 crores (quarter ended June 30, 2009: 548.04 crores, which included profit of 318.94 crores on sale of investments, which were not liable to tax) The PAT for the quarter is 395.72 crores (quarter ended June 30, 2009: 513.76 crores).

Overall economic growth, robust IIP and availability of liquidity led to robust domestic demand during the quarter, resulting in volume growth comprising both new products and the existing portfolio. In the domestic market, the company’s commercial vehicles sales increased by 38.7% to 100,186 units. The growth was mainly supported by medium and heavy commercial vehicles which grew by 62.4% year-on-year. The company’s market share in commercial vehicles was 61%.

Passenger vehicles, including Fiat and Jaguar and Land Rover vehicles distributed in India, grew by 56.0% in the domestic market to 77,858 units driven by continued overwhelming response to the Tata Indigo Manza, the Tata Indica Vista and the Tata Nano. The market share for Tata passenger vehicles for the period stood at 13.3% as compared to 11.2% in Q1 FY2009-10. Driven by the Manza, the company’s market share in the entry-midsize segment has increased substantially to 39.5% compared to 25.2% in Q1 FY2009-10.

Subsidiary Highlights

The Jaguar Land Rover business continued to show strong profitability, with increase in volumes coupled with significantly favourable currency movement in Q1 FY2010-11, reporting a Profit before Tax of GBP 233.82 million ( 1,590.25 crores). With the positive market reception of the enhanced product range in an improved market environment as well as continued cost reduction efforts, the business was able to show sustained quarter on quarter improvement towards solid profitability in the quarter.

Wholesale volumes for Jaguar Land Rover in Q1 FY2010-11 were 57,153 units compared to 35,947 units in Q1 FY2009-10. Its retail sales too improved favourably in the quarter, on the back of continued overwhelming response for Land Rover products and the newly launched XJ. There was a strong recovery across all the regions, with China standing out registering a growth of 104%.

Tata Daewoo Commercial Vehicles Company Limited registered a 20.9% growth in sales in the quarter. Tata Motors Finance Limited, the company’s captive financing subsidiary, reported a net profit of 23.52 crores and improved its NPA performance through better collection efficiency.

News Release – 2	August 10, 2010

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying statement of Unaudited Consolidated Financial Results (“the Statement”) of TATA MOTORS LIMITED (“the Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”) and its share of the profit of the associate companies for the quarter ended June 30, 2010. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an opinion.

The figures shown in the column “Quarter ended June 30, 2009, (Unaudited)” in the Statement have not been reviewed by us.

3.	(a)	Attention is invited to Note 5 in the Statement. As stated in the note, the actuarial losses (net) amounting to Rs. 95.66 crores for the quarter have been accounted in “Reserves and Surplus” in respect of a group of subsidiary companies.

(b)	The Statement reflects the Group’s share of Revenues of Rs. 16,266.08 crores and Profit after tax (net) of Rs.1,572.50 crores relating to subsidiaries whose results have been reviewed by other auditors and whose reports have been considered by us in submitting our report.

(c)	The financial results of seven subsidiaries and a joint venture which reflect the Group’s share of revenues of Rs. 344.50 crores and the Group’s share of Loss after tax (net) of Rs. 19.10 crores and the financial results of four associates which reflect the Group’s share of Profit after tax (net) of Rs. 13.80 crores have not been reviewed by their auditors.

4.	Based on our review and read with our comments in paragraph 3(a) above and subject to our comments in paragraph 3(c) above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Registration No. 117366W)

N. VENKATRAM

Partner

(Membership No. 71387)

MUMBAI, August 10, 2010.

News Release – 3	August 10, 2010

Consolidated Financial Results

TATA MOTORS LIMITED

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2010

( in crores)
Particulars			Quarter ended June 30,		Year ended March 31,
			2010	2009	2010
			Unaudited		Audited
1	(a)	Sales / Income from Operations	27771.76	16841.98	94941.62
		Less: Excise Duty	895.68	476.41	3048.17
		Net Sales / Income from Operations	26876.08	16365.57	91893.45
	(b)	Other Operating Income	179.49	107.40	625.80
		Total Income from Operations	27055.57	16472.97	92519.25
2	Expenditure
	(a)	(Increase) / Decrease in stock-in-trade and work-in-progress	(331.84)	1.68	(1148.67)
	(b)	Consumption of raw materials and components	14852.77	9275.13	54105.54
	(c)	Purchase of products for sale	2526.31	1979.87	8538.52
	(d)	Employee Cost	2148.87	2043.74	8751.77
	(e)	Depreciation and Amortisation	1011.54	844.23	3887.13
	(f)	Product development expenses	97.90	93.03	498.20
	(g)	Other expenditure	5041.09	3738.80	18250.43
	(h)	Amount Capitalised	(1134.92)	(1162.18)	(4592.50)
	(i)	Total	24211.72	16814.30	88290.42
3	Profit / (Loss) from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]		2843.85	(341.33)	4228.83
4	Other Income		34.55	321.07	1793.12
5	Profit / (Loss) before Interest and Discounting Charges and Exceptional Items [3+4]		2878.40	(20.26)	6021.95
6	Interest and Discounting Charges
	(a)	Gross interest and discounting charges	734.38	676.03	2797.64
	(b)	Interest income / Interest capitalised	(172.78)	(92.51)	(557.93)
	(c)	Net interest and discounting charges	561.60	583.52	2239.71
7	Profit / (Loss) after Interest and Discounting Charges but before Exceptional Items [5-6]		2316.80	(603.78)	3782.24
8	Exceptional Items
	(a)	Exchange (loss) / gain (net) on revaluation of foreign currency borrowings, deposits and loans	(41.36)	333.92	84.47
	(b)	Others	—	—	(344.07)
9	Profit / (Loss) from Ordinary Activities before tax [7+8]		2275.44	(269.86)	3522.64
10	Tax Expense		296.02	64.26	1005.75
11	Net Profit / (Loss) from Ordinary Activities after tax [9-10]		1979.42	(334.12)	2516.89
12	Extraordinary items (net of tax expenses)		—	—	—
13	Share of Minority Interest		(6.27)	5.08	(30.33)
14	Profit in respect of investments in Associate Companies		15.58	0.26	84.50
15	Net Profit / (Loss) for the period [11+12+13+14]		1988.73	(328.78)	2571.06

16	Paid-up Equity Share Capital (Face value of 10 each)		570.60	514.05	570.60
17	Reserves excluding Revaluation Reserve				7450.15
18	Earnings Per Share (EPS)
	A.	Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	34.80	(6.40)	48.64
	(b)	Diluted EPS before and after extraordinary items	32.12	(6.40)	44.65
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	35.30	(6.40)	49.14
	(b)	Diluted EPS before and after extraordinary items	32.62	(6.40)	45.15
			(Not annualised)	(Not annualised)
19	Public Shareholding
	A.	Ordinary Shares
	-	Number of Shares	259100669	204770615	258771084
	-	Percentage of shareholding	51.16%	45.52%	51.11%
	B.	‘A’ Ordinary Shares
	-	Number of Shares	40963164	10093933	30241415
	-	Percentage of shareholding	63.83%	15.73%	47.12%
20	Promoters and promoter group Shareholding
	A.	Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	44000000	50000000	45000000
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	23.47%	26.86%	24.02%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	8.69%	11.12%	8.89%
	(b)	Non-encumbered
	-	Number of Shares	143450911	136137332	142376876
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	76.53%	73.14%	75.98%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	28.33%	30.26%	28.11%
	B.	‘A’ Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	—	—	—
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—	—
	-	Percentage of shareholding (as a % of the total share capital of the Company)	—	—	—
	(b)	Non-encumbered
	-	Number of Shares	23213396	54081722	33934959
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	36.17%	84.27%	52.88%

Notes:

1)	Figures for previous period have been regrouped / reclassified wherever necessary, to make them comparable.
2)	Other income for the quarter ended June 30, 2010 includes profit (net) of 14.32 crores ( 319.44 crores for the quarter ended June 30, 2009) on sale of investments.
3)	In October 2008, the Company decided to move the Nano project from Singur in West Bengal to Sanand in Gujarat, where commercial production commenced in this quarter. Based on management's assessment, presently no provision is considered necessary to the carrying cost of building at Singur.
4)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per accounting standard AS-21. Further, the tax expense is lower due to set off of carry forward losses of certain subsidiary companies.
5)	The actuarial losses (net) of 95.66 crores for quarter ended June 30, 2010 ( 361.78 crores (gain) for the quarter ended June 30, 2009) of pension plans of Jaguar Cars Ltd and Land Rover, UK, have been accounted in “Reserves and Surplus” in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by Jaguar Cars Ltd and Land Rover, UK, under IFRS.
6)	Automotive operations of the Company and its consolidated subsidiaries represents the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions and software operations.

( in crores)
			Quarter ended June 30,		Year ended March 31,
			Unaudited		Audited
			2010	2009	2010
A.		Segment Revenues
		Net sales / Income from Operations
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof	11516.47	7395.06	40359.29
		- Jaguar and Land Rover	15386.92	8507.78	49344.21
		Less: Intra Segment Eliminations	(47.49)	(5.39)	(88.43)

		- Total	26855.90	15897.45	89615.07
	II.	Others	348.73	689.83	3437.96

		Total segment revenue	27204.63	16587.28	93053.03
		Less: Inter segment revenue	(149.06)	(114.31)	(533.78)

		Net segment revenue	27055.57	16472.97	92519.25

B		Segment Results before Other Income, Interest, Exceptional items and Tax
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof	1135.34	462.93	3758.12
		- Jaguar and Land Rover	1682.85	(873.32)	53.84
		Less: Intra Segment Eliminations	(8.14)	—	(9.77)

		- Total	2810.05	(410.39)	3802.19
	II.	Others	43.70	32.29	288.99

		Total segment results	2853.75	(378.10)	4091.18
		Less: Inter segment eliminations	(9.90)	36.77	(101.38)

		Net Segment Results	2843.85	(341.33)	3989.80
		Add/(Less) : Unallocable income	34.55	321.07	1793.12
		Add/(Less) : Interest expense	(561.60)	(583.52)	(2239.71)
		Add/(Less) : Exchange (loss) / gain (net) on revaluation of foreign currency borrowings, deposits and loans	(41.36)	333.92	84.47
		Add/(Less) : Exceptional Items - Others (unamortised debt issue cost written off)	—	—	(105.04)

		Total Profit / (Loss) before Tax	2275.44	(269.86)	3522.64

			As at June 30,		As at March 31, 2010
			2010	2009
C		Capital employed (segment assets less segment liabilities)
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof	25140.60	22638.11	22929.91
		- Jaguar and Land Rover	20749.78	13690.66	19403.80
		Less: Intra Segment Eliminations	(17.88)	—	(9.77)

		- Total	45872.50	36328.77	42323.94
	II.	Others	845.40	1363.08	764.56

		Total Capital employed	46717.90	37691.85	43088.50
		Less: Inter segment eliminations	(325.12)	(292.39)	(287.71)

		Capital employed	46392.78	37399.46	42800.79

7)	As on March 31, 2010, 1 investor complaint was outstanding. The Company received 21 complaints and resolved 21 complaints during the quarter. There is 1 complaint unresolved as on June 30, 2010.
8)	Public Shareholding of Ordinary Shares as on June 30, 2010 excludes 11.82% (13.10% as on June 30, 2009) of Citibank N.A. as Custodian for Depository Shares.
9)	The Statutory Auditors have carried out a limited review of the consolidated results of the Company for the quarter ended June 30, 2010.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on August 10, 2010.

Tata Motors Limited

Mumbai	Ratan N Tata
August 10, 2010	Chairman

News Release – 4	August 10, 2010

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Financial Results (“the Statement”) of TATA MOTORS LIMITED (“the Company”) for the quarter ended June 30, 2010, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreements with the Stock Exchanges. This Statement has been prepared on the basis of the related interim financial statements, which is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to express an opinion on the Statement, based on our audit of the related interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting notified under the Companies (Accounting Standards) Rules, 2006 and other accounting principles generally accepted in India.

2.	We conducted our audit of the Statement in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Statement. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Clause 41 of the Listing Agreements with the Stock Exchanges and

(ii)	gives a true and fair view of the net profit and other financial information of the Company for the quarter ended June 30, 2010.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Registration No. 117366W)

N. VENKATRAM

Partner

(Membership No.71387)

MUMBAI, August 10, 2010.

News Release – 5 August 10, 2010

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2010

		Quarter ended June 30,		Year ended March 31,
Particulars		2010	2009	2010
(A)
1	Vehicle Sales:(in Nos.) (includes traded vehicles)
	Commercial vehicles	100186	72216	373842
	Passenger cars and Utility vehicles	77858	49904	260020
	Exports	12260	5220	34109

		190304	127340	667971

2	Vehicle Production:(in Nos.)
	Commercial vehicles	107491	77162	402112
	Passenger cars and Utility vehicles	64899	46055	218649

		172390	123217	620761

(B)		( in crores)
1	(a) Sales / Income from Operations	11232.41	6876.00	38144.83
	Less: Excise Duty	880.54	526.41	2771.05
	Net Sales / Income from Operations	10351.87	6349.59	35373.78
	(b) Other Operating Income	64.39	54.43	219.27
	Total Income from Operations	10416.26	6404.02	35593.05
2	Expenditure
	(a) (Increase) / Decrease in stock-in-trade and work-in-progress	(458.44)	(192.02)	(606.63)
	(b) Consumption of raw materials and components	5840.57	3798.90	20392.60
	(c) Purchase of products for sale	1965.39	668.13	4513.23
	(d) Employee cost	509.80	398.39	1836.13
	(e) Depreciation and Amortisation	307.37	229.12	1033.87
	(f) Product development expenses	18.96	11.21	144.03
	(g) Other expenditure	1553.18	1162.87	6019.98
	(h) Amount capitalised	(168.91)	(160.25)	(740.54)
	(i) Total	9567.92	5916.35	32592.67
3	Profit from Operations before Other Income,
	Interest and Discounting Charges and Exceptional Items [1-2]	848.34	487.67	3000.38
4	Other Income	69.30	319.36	1853.45
5	Profit before Interest and Discounting Charges and Exceptional Items [3+4]	917.64	807.03	4853.83
6	Interest and Discounting Charges
	(a) Gross interest and discounting charges	386.47	327.46	1483.51
	(b) Interest income / Interest capitalised	(72.46)	(74.01)	(379.67)
	(c) Net interest and discounting charges	314.01	253.45	1103.84
7	Profit after Interest and Discounting Charges but before Exceptional Items [5-6]	603.63	553.58	3749.99
8	Exceptional items
	(a) Exchange loss (net) on revaluation of foreign currency borrowings, deposits and loans	(65.98)	(5.54)	(69.59)
	(b) Loss on redemption of investment in preference shares held in a wholly owned subsidiary company	—	—	(850.86)

9	Profit from Ordinary Activities before tax [7+8]	537.65	548.04	2829.54
10	Tax expense	141.93	34.28	589.46
11	Net Profit from Ordinary Activities after tax [9-10]	395.72	513.76	2240.08
12	Extraordinary Items (net of tax expense)	—	—	—
13	Net Profit for the period [11-12]	395.72	513.76	2240.08
14	Paid-up Equity Share Capital (Face value of 10 each)	570.60	514.05	570.60
15	Reserves excluding Revaluation Reserve			14370.24
16	Earnings Per Share (EPS)
	A. Ordinary Shares
	(a) Basic EPS before and after Extraordinary items	6.88	9.93	42.37
	(b) Diluted EPS before and after Extraordinary items	6.59	9.20	38.99
	B. ‘A’ Ordinary Shares
	(a) Basic EPS before and after Extraordinary items	7.38	10.43	42.87
	(b) Diluted EPS before and after Extraordinary items	7.09	9.70	39.49
		(Not annualised)	(Not annualised)
17	Debt Service Coverage Ratio (No. of times)			1.25
18	Interest Service Coverage Ratio (No. of times)			5.73
19	Public Shareholding
	A. Ordinary Shares
	- Number of Shares	259100669	204770615	258771084
	- Percentage of shareholding	51.16%	45.52%	51.11%
	B. ‘A’ Ordinary Shares
	- Number of Shares	40963164	10093933	30241415
	- Percentage of shareholding	63.83%	15.73%	47.12%
20	Promoters and promoter group Shareholding
	A. Ordinary Shares
	(a) Pledged/Encumbered
	- Number of Shares	44000000	50000000	45000000
	- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	23.47%	26.86%	24.02%
	- Percentage of shareholding (as a % of the total share capital of the Company)	8.69%	11.12%	8.89%
	(b) Non-encumbered
	- Number of Shares	143450911	136137332	142376876
	- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	76.53%	73.14%	75.98%
	- Percentage of shareholding (as a % of the total share capital of the Company)	28.33%	30.26%	28.11%
	B. ‘A’ Ordinary Shares
	(a) Pledged/Encumbered
	- Number of Shares	—	—	—
	- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—	—
	- Percentage of shareholding (as a % of the total share capital of the Company)	—	—	—
	(b) Non-encumbered
	- Number of Shares	23213396	54081722	33934959
	- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%
	- Percentage of shareholding (as a % of the total share capital of the Company)	36.17%	84.27%	52.88%

Notes:-

1)	Figures for the previous periods have been regrouped / reclassified wherever necessary.
2)	Other income for the quarter ended June 30, 2010 include (a) profit of 1.93 crores ( 318.94 crores for the quarter ended June 30, 2009) on sale of investments; and (b) dividend from subsidiary companies 48.35 crores ( Nil for the quarter ended June 30, 2009).

3)	In October 2008, the Company decided to move the Nano project from Singur in West Bengal to Sanand in Gujarat, where commercial production commenced in this quarter. Based on management’s assessment, presently no provision is considered necessary to the carrying cost of building at Singur.
4)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
5)	As on March 31, 2010, 1 investor complaint was outstanding. The Company received 21 complaints and resolved 21 complaints during the quarter. There is 1 complaint unresolved as on June 30, 2010.
6)	Public Shareholding of Ordinary Shares as on June 30, 2010 excludes 11.82% (13.10% as on June 30, 2009) of Citibank N.A. as Custodian for Depository Shares.
7)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter ended June 30, 2010.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on August 10, 2010.

Tata Motors Limited

Ratan N Tata
Mumbai, August 10, 2010	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.